Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT OF PREMIUM INCOME

Reference is made to the Company’s announcement dated 27 August 2004.

The accumulated premium income of the Company for the period from 1 January 2022 to 31 May 2022 was about RMB379.2 billion (unaudited).

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 13 June 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Su Hengxuan, Li Mingguang, Huang Xiumei
Non-executive Directors:	Wang Junhui
Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao